Exhibit 99.1

Jumei Reports Unaudited First Half 2016 Financial Results

BEIJING, December 23, 2016 -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today reported its unaudited financial results for the six months ended June 30, 2016.

First Half 2016 Highlights

•	Net revenues increased by 1.7% year-over-year to RMB3.5 billion (US [1] $523.8 million), driven primarily by a 2.1% year-over-year increase in the number of active customers [3] and a 15.2% year-over-year increase in total orders [4]. The increase is off set by the strengthened sales promotion activities.

•	Total net GMV [2] decreased by 7.6% year-over-year to RMB4.0 billion (US$598.8 million), due primarily to a decrease in sales from marketplace services.

•	Gross profit as a percentage of net revenues decreased to 27.9% from 30.6% in the same period of 2015. The decrease was primarily due to an increase in the size and reach of promotional campaigns. Gross profit as a percentage of total net GMV increased slightly to 24.4% from 24.3% in the same period of 2015.

•	Net income attributable to Jumei's ordinary shareholders was RMB141.2 million (US$21.3 million), compared with net income attributable to Jumei's ordinary shareholders of RMB201.2 million in the same period of 2015. Net margin attributable to Jumei's ordinary shareholders was 4.1%, compared with 5.9% in the same period of 2015.

•	Non-GAAP net income attributable to Jumei's ordinary shareholders [5] was RMB163.6 million (US$24.6 million), compared with non-GAAP net income attributable to Jumei's ordinary shareholders [6] of RMB228.4 million in the same period of 2015. Non-GAAP net margin attributable to Jumei's ordinary shareholders [6] was 4.7%, compared with 6.7% in the same period of 2015.

[1]	The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this press release is based on Federal Reserve exchange rate as of June 30, 2016, which was RMB6.6459 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts;

[2]	"Net GMV" means the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services plus corresponding payables to third-party merchants;

[3]	"Active customer" means a customer that made at least one purchase during a specified period;

[4]	"Total orders" means the total number of orders placed during a period, excluding rejected or returned orders;

[5]	"Non-GAAP net loss attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as net loss attributable to Jumei's ordinary shareholders excluding share-based compensation expenses;

[6]	"Non-GAAP net income attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as net income attributable to Jumei's ordinary shareholders excluding share-based compensation expenses. "Non-GAAP net margin attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as Non-GAAP net income or loss attributable to Jumei's ordinary shareholders as a percentage of total net revenues. See "Use of Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results".

Unaudited First Half 2016 Financial Results

Total net revenues were RMB3.5 billion (US$523.8 million), an increase of 1.7% from RMB3.4 billion during the same period last year. The increase was primarily attributable to increases in the number of active customers and total orders. The number of total orders increased by 15.2% to approximately 35.7 million from 31.0 million in the same period of 2015, primarily a result of an increase in order volumes generated by Jumei Global. The number of active customers increased by 2.1% to approximately 9.8 million from approximately 9.6 million in the same period of 2015.

Gross profit was RMB971.4 million (US$146.2 million), compared with RMB1.0 billion in the first half year of 2015. Gross profit as a percentage of net revenues decreased to 27.9% from 30.6% in the same period of 2015. The decrease was primarily due an increase in the size and reach of promotional campaigns. Gross profit as a percentage of net GMV increased slightly to 24.4% from 24.3% in the same period of 2015. Gross profit from merchandise sales as a percentage of net GMV of merchandise sales decreased to 28.4% from 31.7% in the same period of 2015.

Total operating expenses were RMB852.2 million (US$128.2 million), a decrease of 2.7% from RMB876.2 million in the first half year of 2015. Operating expenses as a percentage of total net GMV increased to 21.4% from 20.3% in the same period of 2015.

•	Fulfillment expenses were RMB439.8 million (US$66.2 million), an increase of 8.7% from RMB404.6 million in the same period of 2015. The increase was primarily due to an increase in the number of orders. Fulfillment expenses as a percentage of total net GMV increased to 11.1% from 9.4% in the same period of 2015.

•	Marketing expenses were RMB220.5 million (US$33.2 million), a decrease of 31.5% from RMB321.8 million in the same period of 2015. The decrease was primarily due to an increase in use of live streaming promotional videos and a decrease in traditional advertising. Marketing expenses as a percentage of total net GMV was 5.5%, compared with 7.5% in the same period of 2015.

•	Technology and content expenses were RMB95.1 million (US$14.3 million), an increase of 15.4% from RMB82.4 million in the same period of 2015. Technology and content expenses as a percentage of total net GMV increased to 2.4% from 1.9% in the same period of 2015. The increase was mainly due to additional server rental and bandwidth fees as well as costs associated with retaining talent.

•	General and administrative expenses were RMB96.9 million (US$14.6 million), an increase of 43.8% from RMB67.4 million in the same period of 2015. General and administrative expenses as a percentage of total net GMV increased to 2.4% from 1.6% in the same period of 2015. The increase was attributed to an increase in general and administrative staff headcount to support business expansion and professional consulting fees.

Income from operations was RMB119.2 million (US$17.9 million), compared with income from operations of RMB172.2 million in the same period of 2015.

Non-GAAP income from operations, which excludes RMB22.4 million (US$3.4 million) in share-based compensation expenses, was RMB141.6 million (US$21.3 million), compared with non-GAAP income from operations of RMB199.3 million in the same period of 2015.

Net income attributable to Jumei's ordinary shareholders was RMB141.2 million (US$21.3 million), compared with net income attributable to Jumei's ordinary shareholders of RMB201.2 million in the same period of 2015. Net margin attributable to Jumei's ordinary shareholders decreased to 4.1% from 5.9% in the same period of 2015. Net income per basic and diluted ADS were RMB0.95 (US$0.14) and RMB0.94 (US$0.14), respectively, compared with net income per basic and diluted ADS RMB1.38 and RMB1.34, respectively, for the same period of 2015.

Non-GAAP net income attributable to Jumei's ordinary shareholders, which excludes share-based compensation expenses, was RMB163.6 million (US$24.6 million), compared with non-GAAP net income attributable to Jumei's ordinary shareholders RMB228.4 million in the same period of 2015. Non-GAAP net margin attributable to Jumei's ordinary shareholders decreased to 4.7% from 6.7% in the same period of 2015. Non-GAAP net income per basic and diluted ADS were RMB1.10 (US$0.16) and RMB1.09 (US$0.16), respectively, compared with non-GAAP net income per basic and diluted ADS of RMB1.57 and RMB1.52, respectively, in the same period of 2015.

Balance Sheet

As of June 30, 2016, the Company had cash and cash equivalents of RMB2.8 billion (US$414.9 million), and short-term investments of RMB190.0 million (US$28.6 million).

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles ("GAAP"), Jumei uses non-GAAP income from operations, non-GAAP net income attributable to Jumei's ordinary shareholders, non-GAAP net margin attributable to Jumei's ordinary shareholders and non-GAAP net income per ADS attributable to Jumei's ordinary shareholders, by excluding share-based compensation expenses from operating profit and net income attributable to the Company's shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand Jumei's operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess Jumei's core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of Jumei's results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating Jumei's performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, light luxury products, health supplements and other products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://ir.jumei.com.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
Email: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB in thousands, except share data and per share data)

	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	2,564,287	2,757,219	414,875
Short-term investment	363,000	190,000	28,589
Loan receivables, net	552,745	374,723	56,384
Accounts receivable, net	76,937	26,681	4,015
Inventories	965,510	753,769	113,419
Advances to suppliers	91,526	47,260	7,111
Prepayments and other current assets	127,930	149,137	22,440
Total current assets	4,741,935	4,298,789	646,833
Non-current assets:
Long-term investment	32,468	109,392	16,460
Investment security	135,952	153,153	23,045
Property, equipment and software, net	56,045	42,829	6,444
Construction in process	-	427	64
Land use right	-	83,368	12,544
Goodwill	15,291	15,291	2,301
Deferred tax assets	3,880	3,893	586
Other non-current assets	6,102	12,658	1,905
Total non-current assets	249,738	421,011	63,349
Total assets	4,991,673	4,719,800	710,182

Current liabilities
Accounts payable	1,030,200	629,801	94,765
Advances from customers	104,577	72,125	10,853
Short-term loans	1,688	-	-
Tax payable	101,696	97,608	14,687
Accrued expenses and other current liabilities	102,242	98,553	14,829
Total current liabilities	1,340,403	898,087	135,134

Non-current liabilities
Long-term loans	3,470	-	-
Other non-current liabilities	3,788	3,008	453
Total non-current liabilities	7,258	3,008	453
Total liabilities	1,347,661	901,095	135,587

Shareholders' equity:
Ordinary shares	239	244	37
Additional paid-in capital	2,885,358	2,908,172	437,589
Statutory reserves	17,560	17,560	2,642
Treasury stock	(890)	-	-
Retained earnings	659,947	801,190	120,554
Accumulated other comprehensive income	68,176	91,539	13,773
Jumei's shareholders' equity	3,630,390	3,818,705	574,595
Noncontrolling interests	13,622	-	-
Total shareholders' equity	3,644,012	3,818,705	574,595
Total liabilities and shareholders' equity	4,991,673	4,719,800	710,182

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB in thousands, except share data and per share data)

	For the six months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
Net revenues:
Merchandise sales	3,304,853	3,424,130	515,224
Marketplace services	118,691	57,094	8,591
Total net revenues	3,423,544	3,481,224	523,815
Cost of revenues	(2,375,179)	(2,509,801)	(377,647)
Gross profit	1,048,365	971,423	146,168
Operating expenses:
Fulfillment expenses	(404,571)	(439,758)	(66,170)
Marketing expenses	(321,801)	(220,475)	(33,175)
Technology and content expenses	(82,436)	(95,137)	(14,315)
General and administrative expenses	(67,357)	(96,859)	(14,574)
Total operating expenses	(876,165)	(852,229)	(128,234)
Income from operations	172,200	119,194	17,934
Other income:
Interest income	66,819	50,480	7,596
Others, net	19,575	16,827	2,532
Income before tax	258,594	186,501	28,062
Income tax expenses	(49,133)	(37,300)	(5,612)
Net income	209,461	149,201	22,450
Net income attributable to noncontrolling interests	(8,246)	(7,958)	(1,197)
Net income attributable to Jumei International Holding Limited	201,215	141,243	21,253
Net income attributable to Jumei's ordinary shareholders	201,215	141,243	21,253
Net income	209,461	149,201	22,450
Fair value change – investment security, net of tax	-	14,102	2,122
Foreign currency translation adjustment, net of nil tax	(6,706)	9,903	11,748
Total comprehensive income	202,755	173,206	36,320
Comprehensive loss attributable to noncontrolling interests	(8,054)	(8,600)	(1,294)
Comprehensive income attributable to Jumei International Holding Limited	194,701	164,606	35,026

Net income per share attributable to Jumei's ordinary shareholders
- Basic	1.38	0.95	0.14
- Diluted	1.34	0.94	0.14
Net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	1.38	0.95	0.14
- Diluted	1.34	0.94	0.14
Weighted average shares outstanding used in computing net income per share attributable to Jumei's ordinary shareholders
- Basic	145,338,313	149,340,266	149,340,266
- Diluted	150,190,845	149,951,312	149,951,312

	For the six months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$

Share-based compensation expenses included are follows:
Fulfillment expenses	3,204	3,710	558
Marketing expenses	9,433	5,604	843
Technology and content expenses	4,972	2,373	357
General and administrative expenses	9,533	10,707	1,611
Total	27,142	22,394	3,369

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB in thousands, except share data and per share data)

	For the six months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$

Income from operations	172,200	119,194	17,934
Share-based compensation expenses[1]	27,142	22,394	3,369
Non-GAAP income from operations	199,342	141,588	21,303

Net income attributable to Jumei's ordinary shareholders	201,215	141,243	21,253
Share-based compensation expenses	27,142	22,394	3,369
Non-GAAP net income attributable to Jumei's ordinary shareholders	228,357	163,637	24,622

Non-GAAP net income per share attributable to Jumei's ordinary shareholders
- Basic	1.57	1.10	0.16
- Diluted	1.52	1.09	0.16
Non-GAAP net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	1.57	1.10	0.16
- Diluted	1.52	1.09	0.16
Weighted average shares outstanding used in computing non-GAAP net income per share attributable to Jumei's ordinary shareholders:
- Basic	145,338,313	149,340,266	149,340,266
- Diluted	150,190,845	149,951,312	149,951,312

_______________________________

1 Share-based compensation expenses are not deductible item under PRC Enterprise Income Tax Law, hence no income tax implications.